FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Press Release

Endesa Chile and Endesa Américas Announce Distribution of ADSs of Endesa Américas

SANTIAGO, CHILE, April 26, 2016 ─ EMPRESA NACIONAL DE ELECTRICIDAD S.A. (“Endesa Chile”)(NYSE: EOCC) and ENDESA AMÉRICAS S.A. (“Endesa Américas”)(NYSE: EOCA) today announced that Endesa Chile completed the distribution of theAmerican Depositary Shares (“ADSs”) of Endesa Américas to the holders of Endesa Chile ADSs, thereby completing the previously announced spin-off by Endesa Chile of Endesa Américas (the “Spin-off”). Holders of Endesa Chile ADSs as of April 14, 2016 (the “ADS Record Date”) received one ADS of Endesa Américas for every ADS of Endesa Chile held by such holder on the ADS Record Date. Each Endesa Américas ADS represents 30 shares of Endesa Américas common stock. On April 21, 2016, Endesa Chile completed the distribution of Endesa Américas common stock.

Endesa Américas ADSs have been trading on a “when issued” basis on the New York Stock Exchange (“NYSE”) under the symbol “EOCA WI” since April 21, 2016, permitting holders of Endesa Chile ADSs to trade the right to receive Endesa Américas ADSs in today’s distribution. Endesa Américas ADSs will begin regular way trading on the NYSE starting tomorrow under the symbol “EOCA” and Endesa Chile ADSs will resume regular way trading on the NYSE tomorrow under its new symbol “EOCC”.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of trading on the NYSE, Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange, and statements about the objectives of the Spin-off, Endesa Americas’ strategy and other non-historical matters. These statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include the ability of the businesses of Endesa Chile and Endesa Américas to continue to grow and develop according to their business development plans, trends in the industries in which the businesses of Endesa Chile and Endesa Américas operate, customer demand, the competitive landscape in which the businesses of Endesa Chile and Endesa Américas operate, changes in regulation applicable to the businesses of Endesa Chile and Endesa Américas, competition risk, regulatory risk, financial markets risk, operational risks, and other risks and factors, including those set forth under the heading “Risk Factors” in Endesa Americas’ Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission and the Information Statement issued by Endesa Chile. Except as required by law, Endesa Chile and Endesa Américas undertake no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

For further information, please contact us:

Investor Relations Department e-mail: ir.endesacl@enel.com Phone: +56 22353 4682 Address: Santa Rosa 76, Santiago, Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 26, 2016